1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐              No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 2, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Dr. Morris Chang announces retirement in June 2018.

Future dual leadership will be Mark Liu as Chairman and C.C. Wei as CEO.

TSMC Chairman Morris Chang announces: “I will retire from the Company immediately after the Annual Shareholders Meeting in early June, 2018. I will not be a director in the next term of the board of directors. Nor will I participate in any TSMC management activities after the Annual Shareholders Meeting in early June, 2018. From early June, 2018 on, TSMC will be under the dual leadership of Dr. Mark Liu and Dr. C.C. Wei. Dr. Mark Liu will be the Chairman of the Board, and Dr. C.C. Wei will be the Chief Executive Officer. All present directors of the board have agreed to be nominated, and if elected, serve as directors of the board during the next term. They have also agreed to support the afore-mentioned dual leadership of the Company under Drs. Liu and Wei.”

Chairman Morris Chang further said “The past 30-odd years, during which I founded and devoted myself to TSMC, have been an extraordinarily exciting and happy phase of my life. Now, I want to reserve my remaining years for myself and my family. Mark and CC have been Co-CEO’s of the Company since 2013, and have performed outstandingly. After my retirement, with the continued supervision and support of an essentially unchanged board, and under the dual leadership of Mark and CC, I am confident that TSMC will continue to perform exceptionally”.